Exhibit 1

FOR IMMEDIATE RELEASE

November 12, 2003

Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Managing Director and General Manager,
Operations Control Div.
Tel: (TOKYO) +81-3-3348-2424
E-mail: Info-ir@nissin-f.co.jp

Nissin Makes a Capital Contribution to Venture Link Co., Ltd. and Forms a New Business Alliance

This is to notify that Nissin Co., Ltd. (“Nissin”) has agreed to accept a third-party stock allocation from Venture Link Co., Ltd. (“Venture Link”), a supporter of franchise in the service industry, on November 28, 2003. The two companies have also agreed to carry out joint business development activities in the future.

1.  Reasons for and Details of the Business Alliance

Aiming to become a new type of non-bank that offers total financial solutions, Nissin has strongly promoted a financial version of an OEM strategy (to respond to business owners’ financial needs by promoting alliances with firms in and outside its industry, and combine the brand values and customer bases of our alliance partners with Nissin’s credit expertise.)

The Venture Link Group’s basic strategy is to establish a stable profit structure by concentrating personnel and resources into business areas that will strengthen the functions of a “franchise factory” (i.e., to discover and cultivate better franchise (FC) businesses, recruit new FC members, provide management guidance to FC offices, assist in listing stock of FC head offices and member offices, etc.). Through this strategy, the Group is promoting business restructuring.

In particular, the Group provides financial support to FC member stores through initiatives such as tie-ups with banks to provide financing to FC member stores, and services such as leasing and credit tools. Since this business area and Nissin’s small business owner loan business share a common customer base, new business opportunities that combine Nissin’s know-how with Venture Link’s marketing base will arise.

The agreement will require Nissin to provide financial services (financing, installment, leasing, rent guarantees and credit improvement services in connection with business transaction, etc.) to Venture Link’s FC member stores.

Please note, however, that the two companies have only agreed in concept to form a business alliance and therefore, specific alliance opportunities will be discussed in further detail in the coming months.

2.  Details of the Capital Tie-up

Nissin has agreed to accept 4,878,000 (about ¥2 billion) of Venture Link’s new shares (total amount of which will be about ¥7 billion for 17,073,200 shares) to be issued by Venture Link. As a result, Nissin will hold a 5.5% stake in Venture Link after the transaction is completed.

Nissin is also set to accept approximately ¥3 billion worth of convertible bonds of Venture Link that are to be issued during December 2003. However, details of this specific transaction have not yet been finalized.

3.  Outline of the Partner Company

Company Name	: Venture Link Co., Ltd. (TSE 1st Section — Code No. 9609)
Main Business Operations	: Recruiting of new franchise chain stores and providing guidance to member stores as a business agency
Established	: March 1, 1986
Location	: 1-13, Kotobuki 2-chome, Taito-ku, Tokyo
Representative	: Nobuhiko Matsumoto
Operating revenue (Consolidated)	: ¥60,956.83 million (Year ended May 31, 2003)
Ordinary Income (Consolidated)	: ¥▲3,479.48 million (Year ended May 31, 2003)
Post-Participation Capital	: ¥8,050 million
Post-Participation No. of Shares Outstanding	: 89,034,323
Post-Participation Shareholder Ratio	: Link Consulting Associates-Japan Corporation 12.2% Gyosei Co., Ltd. 10.9% Tadashi Kobayashi 5.6% Nissin Co., Ltd. 5.5%

4.  Impact on Financial Performance

The formation of the alliance will only have a minor impact on Nissin’s financial performance.

In the future, alliances will continue to be formed with partners in a variety of industries. Through such efforts, Nissin will be able to provide more non-traditional services to companies, develop new customer channels, enhance its group corporate strategy and develop into a stronger non-banking institution.

END